AH
12-9-2003



03051597



VF 12-4-03

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-51269

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) **AND ENDING** 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FN: INTLTRADER.COM INC.
NN: **INTL Trading, Inc.**

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

220 E. Central Parkway, Suite 2060
(No. and Street)

Altamonte Springs	**FL**	**32701**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan C. Hinz (Area Code – Telephone No.) 407-741-5300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)
KPMG LLP

(ADDRESS) Number and Street	City	State	Zip Code
100 North Tampa Street, Suite 1700	**Tampa,**	**FL**	**33602**

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jonathan C. Hinz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INTL Trading, Inc. as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
STATE OF FLORIDA

Debra Denise Glenn
Commission # CC 982413
Expires Nov. 16, 2004
Bonded Thru
Atlantic Bonding Co., Inc.



Name: Jonathan C. Hinz
Title: Chief Financial Officer



Notary Public

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
X	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	***Computation of Net Capital***
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Original



INTL TRADING, INC.

(A Wholly Owned Subsidiary of International Assets Holding Corporation)

Financial Statements and Schedule

(Together with Independent Auditors' Report on Internal Control
Required by SEC Rule 17a–5)

September 30, 2003 and 2002

(With Independent Auditors' Report Thereon)



P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report

The Board of Directors
INTL Trading, Inc.
(a wholly owned subsidiary of International
Assets Holding Corporation):

We have audited the accompanying statements of financial condition of INTL Trading, Inc. (a wholly owned subsidiary of International Assets Holding Corporation) (the Company) as of September 30, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the years then ended that you are filing pursuant to rule 17a–5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTL Trading, Inc. (a wholly owned subsidiary of International Assets Holding Corporation) at September 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 5, 2003
Tampa, Florida



INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Financial Condition

September 30, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	729,998	27,516
Cash and cash equivalents, deposited with clearing organization		4,643,397	4,200,940
Securities owned, at market value		5,259,329	5,710,144
Receivable from clearing organization, net		1,363,178	—
Receivable from affiliated company, net		147,493	39,254
Other receivables		282,342	200,000
Deposit with clearing organization		500,000	—
Software development costs, net		55,544	282,718
Prepaid expenses and other assets		72,658	85,463
Total assets	$	13,053,939	10,546,035
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable	$	57,321	56,073
Foreign currency sold, not yet purchased		306,374	15,773
Securities sold, not yet purchased, at market value		6,011,546	5,796,820
Payable to clearing organization, net		—	1,024,728
Accrued employee compensation		677,561	240,072
Accrued expenses		119,009	70,118
Subordinated loan from Parent		500,000	—
Income taxes payable to Parent		713,379	—
Deferred income tax liability, net		7,857	—
Other liabilities		35,700	41,820
Total liabilities		8,428,747	7,245,404
Commitments and contingent liabilities			
Stockholder's equity:			
Common stock, $.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10	10
Additional paid-in-capital		5,379,671	5,379,671
Accumulated deficit		(754,489)	(2,079,050)
Total stockholder's equity		4,625,192	3,300,631
Total liabilities and stockholder's equity	$	13,053,939	10,546,035

See accompanying notes to financial statements.

INTL TRADING, INC.

(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Operations

Years ended September 30, 2003 and 2002

		2003	2002
Revenues:			
Net dealer inventory and investment gains	$	8,599,038	4,220,092
Commissions, net		355,763	14,662
Interest income (expense), net		(11,255)	3,955
Dividend expense, net		(22,115)	(11,804)
Other		100,106	216,345
Total revenues, net		9,021,537	4,443,250
Expenses:			
Compensation and benefits		3,256,011	1,815,780
Clearing and related expenses		2,400,554	1,557,356
Occupancy and equipment rental		398,548	286,358
Amortization of software development costs		227,174	260,788
Professional fees		163,935	170,019
Business development		211,822	168,863
Other expenses		322,431	254,961
Total expenses		6,980,475	4,514,125
Income (loss) before income tax expense		2,041,062	(70,875)
Income tax expense		716,501	—
Net income (loss)	$	1,324,561	(70,875)

See accompanying notes to financial statements.

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2003 and 2002

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balances at September 30, 2001	$	10	3,111,677	(2,008,175)	1,103,512
Capital contributed from Parent		—	2,267,994	—	2,267,994
Net loss		—	—	(70,875)	(70,875)
Balances at September 30, 2002		10	5,379,671	(2,079,050)	3,300,631
Net income				1,324,561	1,324,561
Balances at September 30, 2003	$	10	5,379,671	(754,489)	4,625,192

See accompanying notes to financial statements.

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statement of Changes in Subordinated Borrowings

Years ended September 30, 2003 and 2002

Subordinated borrowings at October 1, 2001	$	—
Subordinated borrowings at September 30, 2002		—
Subordinated loan from Parent		500,000
Subordinated borrowings at September 30, 2003	$	500,000

See accompanying notes to financial statements.

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Statements of Cash Flows

Years ended September 30, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income (loss)	$	1,324,561	(70,875)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Amortization of software development costs		227,174	260,788
Deferred income taxes, net		7,857	213,725
Loss on dispositions of software development costs		—	10,296
Cash provided by (used in) changes in:			
Securities owned, at market value		450,815	(5,706,844)
Receivable from affiliated company		(108,239)	32,160
Other receivables		(82,342)	(200,000)
Prepaid expenses and other assets		12,805	(78,463)
Deposit with clearing organization		(500,000)	—
Accounts payable		1,248	45,280
Foreign currency sold, not yet purchased		290,601	15,773
Securities sold, not yet purchased, at market value		214,726	5,796,820
Receivable from and payable to clearing organization, net		(2,387,906)	1,024,728
Accrued employee compensation		437,489	240,072
Income taxes payable to Parent		713,379	—
Accrued expenses		48,891	43,919
Other liabilities		(6,120)	41,820
Net cash provided by operating activities		644,939	1,669,199
Cash flows from financing activities:			
Subordinated loan from Parent		500,000	—
Capital contributed from Parent		—	2,267,994
Net cash provided by financing activities		500,000	2,267,994
Net increase in cash		1,144,939	3,937,193
Cash and cash equivalents at beginning of year		4,228,456	291,263
Cash and cash equivalents at end of year	$	5,373,395	4,228,456
Supplemental disclosure of noncash financing activities:			
Cash paid for interest	$	53,226	2,338

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

INTL Trading, Inc. (the Company or INTL) is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of International Assets Holding Corporation (the Parent). The Company operated an on-line internet-based retail securities brokerage operation from January 2000 through December 2001. On November 1, 2001, the Company began making markets in international equities and American Depositary Receipts (ADR's). In January 2003 the Company began trading international bonds and fixed income securities.

(b) Regulation

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company clears its securities transactions through Pershing LLC on a fully disclosed basis.

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash deposits with clearing organization and foreign currency. Cash deposits with clearing organization consist of cash, foreign currency and money market funds stated at cost, which approximate market. The money market funds earn interest at varying rates on a daily basis. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with maturities of three months or less to be cash equivalents. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

(e) Foreign Currency

The value of a foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business for foreign currency held by the Company as of September 30, 2003. For foreign currency transactions completed during the fiscal year, the foreign exchange rate in effect at the time of the transaction is utilized.

(f) Financial Instruments

As of September 30, 2003 and 2002, the carrying value of the Company's financial instruments including cash, cash equivalents and cash deposits with clearing organization, receivables, accounts payable, accrued expenses and subordinated loan from Parent approximate their fair values, based on

(Continued)

the short-term maturities of these instruments. Additionally, the carrying value of securities owned and any securities and foreign currency sold, not yet purchased, approximate their fair value at September 30, 2003 and 2002 as they are based on quoted market prices.

(g) Valuation of Securities

Each listed security is valued at the last reported sale price on that day. Listed securities not traded on an exchange that day, and other securities, which are traded in the over-the-counter market, are valued at the market's current bid price for securities owned and current asked price for securities sold, not yet purchased. The value of a foreign security is determined in its national currency on the exchange on which it is traded, which value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect following the close of the stock exchange in the country where the security is issued and traded.

(h) Software Development Costs

Software development costs for internally developed software are capitalized, in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1: *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and when management authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the intended function. Costs of software that have reached that stage of functionality are amortized using the straight-line method over the estimated period of benefit to be received from these costs, which ranges from two to three years.

The Company assesses the recoverability of its capitalized software development costs on an ongoing basis in accordance with SFAS No. 144. The Company adopted SFAS No. 144 on October 1, 2002. The adoption of SFAS No. 144 did not have a material effect on the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated or amortized. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.*

(Continued)

(i) *Revenue Recognition*

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Revenues were also derived from commissions earned on the sale of securities. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Securities owned and securities sold, not yet purchased are stated at market value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date.

Included in other receivables and other revenue is $100,000 and $200,000 as of September 30, 2003 and 2002, respectively, related to the settlement of legal matters. The $200,000 as of September 30, 2002 was collected in October 2002 and the $100,000 as of September 30, 2003 was collected in October 2003.

(j) *Income Taxes*

The Company files its Federal and state income tax returns in consolidation with the Parent. Income tax expense is allocated to each entity of the consolidated group based on each entities' taxable income or loss as if filed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

(k) *Reclassification*

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

(Continued)

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Notes to the Financial Statements

September 30, 2003 and 2002

(2) Commission revenue

Commission revenues of $355,763 reported for the year ended September 30, 2003, were primarily related to introducing broker fees that the Company received in connection with its wholesale debt trading activities.

		2003	2002
Wholesale commission revenue	$	703,725	—
Amounts paid to wholesale partners		(348,900)	—
Net wholesale commission revenue		354,825	—
Retail and other commssions		938	14,662
Total commission revenue, net	$	355,763	14,662

(3) Software Development Costs

Software development costs that have been capitalized are amortized over a period of two to three years. These development efforts are for internally used software systems for the Company's Internet based trading systems including the proprietary foreign quote system functionality.

		2003	2002
Balance at beginnng of year, net	$	282,718	553,802
Dispositions		—	(10,296)
Amortization expense		(227,174)	(260,788)
Balance at end of year, net	$	55,544	282,718

(4) Capital Requirements

As of September 30, 2003, the Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At September 30, 2003, the Company had excess net capital of $992,324, a ratio of aggregate indebtedness to net capital of 1.44 to 1 and the percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) of 10%.

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Notes to the Financial Statements

September 30, 2003 and 2002

(5) Income Taxes

Income tax expense of $716,501 and $0 for the years ended September 30, 2003 and 2002, respectively, represent Federal and state income taxes which impact the amounts which would have been payable or receivable by the Parent's consolidated group resulting from losses generated by the Company.

Income tax expense (benefit) for the years ended September 30, 2003 and 2002 consists of:

		Current	Deferred	Total
2003:				
Federal	$	695,906	(84,129)	611,777
State		119,125	(14,401)	104,724
	$	815,031	(98,530)	716,501
2002:				
Federal	$	(213,725)	213,725	—
	$	(213,725)	213,725	—

Total income tax expense for the years ended September 30, 2003 and 2002 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income tax benefit as a result of the following:

		2003			2002	
		Amount	% of pretax income		Amount	% of pretax income
Computed "expected" tax expense	$	693,961	34.0%	$	(24,098)	34.0%
(Decrease) increase in income tax expense resulting from:						
State income taxes, net of Federal income tax benefit		74,091	3.6%		(2,573)	3.6%
Meals and entertainment expenses not deductible for tax purposes		12,982	0.7%		8,149	(11.5%)
(Decrease) increase in valuation allowance		(59,798)	(2.9%)		18,522	(26.1%)
Other		(4,735)	(0.2%)		—	—
	$	716,501	35.2%		—	—

Deferred income taxes as of September 30, 2003 and 2002 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below as of September 30, 2003 and 2001:

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)

Notes to the Financial Statements

September 30, 2003 and 2002

	2003	2002
Gross deferred tax liabilities:		
Software development costs	$ (20,901)	(106,387)
Total gross deferred tax liabilities	(20,901)	(106,387)
Gross deferred tax assets:		
Securities inventory allowance	13,044	—
Net operating loss carryforward	—	166,185
Valuation allowance	—	(59,798)
Total net deferred tax assets	13,044	106,387
Net deferred income tax liability	$ (7,857)	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income or the reversal of deferred tax liabilities during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of September 30, 2003, based upon the projections for future taxable income, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(6) Related Party Transactions

Costs related to rent and personnel, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Company's Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities.

In addition, the Company pays certain expenses on behalf of its affiliates which are reimbursed on a current basis.

(7) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2003 and 2002 consist of trading and investment securities at market value as follows:

		Owned	Sold, not yet purchased
September 30, 2003:			
Common stock and American depository receipts	$	1,395,065	2,223,180
Foreign ordinary stock, paired with its respective American depository receipt		2,615,667	2,687,873
Corporate and municipal bonds		1,188,169	813,975
Foreign government obligations		57,128	276,266
Other investments		3,300	10,252
	$	5,259,329	6,011,546
September 30, 2002:			
Common stock and American depository receipts	$	1,080,710	1,046,074
Foreign ordinary stock, paired with its respective American depository receipt		4,566,045	4,745,282
Corporate and municipal bonds		57,814	—
Foreign government obligations		2,233	—
Other investments		3,342	5,464
	$	5,710,144	5,796,820

(8) Interest Income (Expense), Net and Dividend Income (Expense), Net

		Year ended September 30, 2003	Year ended September 30, 2002
Interest income and interest (expense), net, were comprised of the following:			
Interest income	$	41,971	6,249
Interest expense		(53,226)	(2,294)
Interest (expense) income, net	$	(11,255)	3,955
Dividend income and dividend (expense), net, were comprised of the following:			
Dividend income	$	84,172	189,099
Dividend expense		(106,287)	(200,903)
Dividend expense, net	$	(22,115)	(11,804)

(Continued)

DRAFT 11/25/2003

INTL TRADING, INC.
(A wholly owned subsidiary of International Assets Holding Corporation)
Notes to the Financial Statements
September 30, 2002 and 2001

(9) Receivable From and Payable to Clearing Organization, Net

Amounts receivable from and payable to clearing organization, net consisted of the following:

	Receivable, net	Payable, net
September 30, 2003:		
Open transactions, net	$ 1,382,915	—
Clearing fees and related charges	(19,737)	—
	$ 1,363,178	—
September 30, 2002:		
Open transactions, net	$ —	978,703
Clearing fees and related charges	—	46,025
	$ —	1,024,728

(10) Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker–dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2003 at market values of the related securities (totaling $6,011,546) and additional losses will incur if the market value of the securities increases subsequent to September 30, 2003.

(11) Leases

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and service obligations. Rent expense associated with operating leases amounted to $239,000 and $141,100 for the years ended September 30, 2003 and 2002, respectively. Future minimum lease payments under noncancelable operating leases as of September 30, 2003 are as follows:

Year ending September 30,	
2004	$ 289,800
2005	134,800
Total future minimum lease payments	$ 424,600

(12) Subordinated Loan from Parent

On January 31, 2003, the Company obtained a $500,000 subordinated loan from its Parent. This loan has a scheduled maturity date of February 28, 2004 and an interest rate of 3%.

Schedule 1

INTL TRADING, INC.

(A wholly-owned subsidiary of International Assets Holding Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

September 30, 2003

Net capital		
Stockholder's equity		$ 4,625,192
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		500,000
Total capital and allowable subordinated liabilities		5,125,192
Less:		
Nonallowable assets:		
Securities not readily marketable	$ 3,300	
Receivable from affiliated company	213,960	
Other receivables	282,342	
Software development costs, net	55,544	
Deferred tax asset	13,044	
Prepaid expenses and other assets	72,658	
		(640,848)
Net capital before haircuts		4,484,344
Haircuts on securities positions:		
Other securities	(1,098,951)	
Debt securities	(1,999,133)	
Exempted securities	(436)	
		(3,098,520)
Net capital		$ 1,385,824
Minimum net capital required of reporting broker–dealer		$ 393,500
Excess net capital		$ 992,324

Computation of Aggregate Indebtedness

Aggregate indebtedness as of September 30, 2003 consists of the following:	
Accounts payable	$ 57,321
Foreign currency sold, not yet purchased	306,374
Payable to clearing organization, net	19,737
Due to affiliated company	66,467
Accrued employee compensation	677,561
Income taxes payable	713,379
Accrued expenses	119,009
Other liabilities	35,700
	$ 1,995,548

The ratio of aggregate indebtedness to net capital as of September 30, 2003 was 1.44 to 1.

The percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) as of September 30, 2003 was 10%.

There were no material differences between the audited net capital computation and the Company's unaudited computation, as reported in the Company's Part IIA of the FOCUS Report.



P.O. Box 1439
Tampa, FL 33601-1439

Independent Auditors' Report on Internal Controls

Board of Directors
INTL TRADING, INC.
(a wholly owned subsidiary of International
Assets Holding Corporation):

In planning and performing our audit of the financial statements and supplemental schedule of INTL TRADING, INC. (a wholly owned subsidiary of International Assets Holding Corporation) (the Company), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 5, 2003
Tampa, Florida